# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 5C Lending Partners Corp., CIK 0001998387
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 330 Madison Avenue, 20th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002066251

## Reporting persons
- Investors 5C 2024: type of reporting person: partnership (PN); citizenship or place of organization: Tennessee (TN); sole voting power 169,471; shared voting power 0; sole dispositive power 169,471; shared dispositive power 0; aggregate amount beneficially owned 169,471 (5.93% of the class)
  Comment: The reported percentage is calculated based on 2,857,196 shares of common stock ("Common Stock") outstanding as of March 13, 2025, based on information received from the Issuer.

## Item 1. Issuer
Name of issuer: 5C Lending Partners Corp.
Address of issuer's principal executive offices: 330 Madison Avenue, 20th Floor, New York, New York, 10017

## Item 2. Person Filing
Name of person filing: This statement is filed by Investors 5C 2024, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence: 5900 Poplar Avenue Suite 209, Memphis TN 38119
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on the cover page.

The reported 169,471 shares of Common Stock are managed by Boyle Trust and Investment Company ("Boyle"), an authorized agent of the Reporting Person, in a fiduciary capacity regarding collecting and disbursing monies in connection with capital commitments. Accordingly, the Reporting Person may be deemed to have sole voting and dispositive power over, and therefore beneficially own, the Common Stock managed by Boyle.

In this regard, the reported securities directly held by the Reporting Person and reflected in this statement represent 5.93% of the outstanding Common Stock. Such calculation is based upon 2,857,196 shares Common Stock outstanding as of March 13, 2025, based on information received from the Issuer. On December 23, 2024, the Reporting Person became a beneficial owner of the Issuer's Common Stock following the acquisition of 60,230 shares of Common Stock, bringing the Reporting Person's aggregate number of shares and ownership to 75,495 and 6.07% as of December 31, 2024, respectively.

Paul T. J. Boyle and Henry Morgan Jr. are designated as managing partners by the Reporting Person and, as a result, are authorized to make investment decisions on behalf of the Reporting Person. The filing of this Statement shall not be construed as an admission that the Reporting Person or any of the foregoing are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Investors 5C 2024: /s/ David Wages, David Wages / Secretary/Treasurer (05/13/2025)